Form 40-F
period 2011-12-31
EQUAL ENERGY LTD.
filed 2012-03-21
CIK 1492832

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 000-32115
EQUAL ENERGY LTD. (Exact name of Registrant as specified in its charter)
Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer Identification Number (if applicable))
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

There were 34,779,435 common shares issued and outstanding as of December 31, 2011.

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

      Yes                                    No

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents have been filed as part of this Annual Report on Form 40-F:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2011;

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2011; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2011.

[Missing Graphic Reference]

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, see Exhibit 99.2.

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the section entitled “Internal Control Over Financial Reporting” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, see Exhibit 99.2.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the Registrant’s Audited Financial Statements for the fiscal year ended December 31, 2011.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee. The members of the audit committee are:  Victor Dusik, Robert Wilkinson and Michael Doyle.

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

Dated:  March 21, 2012

Equal Energy Ltd.

Signed “Don Klapko”
Don Klapko, President and CEO

Signed “Wendell Chapman”
Wendell Chapman, Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

 The following documents have been filed as part of this annual report on Form 40-F:

Exhibit No.	Description
Annual Information
99.1	Equal Energy Ltd. Annual Information Form for the year ended December 31, 2011.
99.2	Management’s Discussion and Analysis for year ended December 31, 2011.
99.3	Audited Consolidated Financial Statements of Equal Energy Ltd., including Management’s Report, the Auditors’ Reports.
Certifications
99.4	Certification of the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KPMG LLP Chartered Accountants
99.9	Consent of McDaniel & Associates Consultants Ltd.
99.10	Consent of Haas Petroleum Engineering Services, Inc.